AmTec Hebei Telecom Holdings Ltd., British Virgin Islands

AmTec Telecom Holdings Ltd., Bermuda

Hebei United Communications Equipment Company Limited, People's Republic of
China

Hebei United Telecommunications Engineering Company Limited, People's Republic of China

ITV Communications, Inc. California